                                                                     Exhibit A5K
Rider - Flexible Period -Supplemental
A001455R
Term Insurance Agreement

The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Term Insurance Benefit. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this agreement.

Term Insurance Benefit -- The Company will pay the Term Insurance Benefit upon receipt of due proof of the death of the Insured while this agreement is in force. The amount of the Term Insurance Benefit is the Specified Amount for Flexible Period Term Insurance as shown in the Additional Policy Specifications. The amount of the Term Insurance Benefit may not at any time exceed four times the Specified Amount for this policy.

The Term Insurance Benefit payable on the death of the Insured will be paid to the beneficiary in one sum or, if elected, under an income payment option. If part or all of the benefit is paid in one sum, the Company will pay interest on this sum from the date of death to the date of payment. The interest rate will be determined each year by the Company, but will not be less than a rate of 3% per year compounded annually, or such higher rate as may be required by state law.

Suicide Exclusion--If the Insured dies by suicide while sane or insane within two years from the effective date of this agreement, the Term Insurance Benefit will be limited to the cost of such benefit.

If the Insured dies by suicide, while sane or insane, within two years from the effective date of any increase in the Specified Amount for Term Insurance, the Term Insurance Benefit with respect to that increase will be limited to the cost for that increase.

Change in Specified Amount--The Specified Amount for Term Insurance may be changed subject to the following conditions:

(a) Any change in the Specified Amount for Term Insurance must be at least
    $5,000.
(b) Any increase in the Specified Amount for Term Insurance must be applied for on a written application provided by the Company. Evidence of insurability satisfactory to the Company must be provided.
(c) The Specified Amount for Term Insurance may not be increased to an amount which is greater than four times the Specified Amount for this policy.

(d) The Specified Amount for Flexible Period Term Insurance may not be decreased to less than $10,000
(e) Any decrease in the Specified Amount for Term Insurance will successively decrease, in reverse order, the most recent increases, if any.

Monthly Deduction--While this agreement is in force, the Monthly Deduction under this policy will include the Monthly Deduction for this agreement. The Monthly Deduction for this agreement is the sum of

(a) the Cost of Insurance for the policy month for the Term Insurance Benefit under this agreement;
(b) the Cost of Insurance for the policy month for Waiver of Monthly Deduction for this agreement if a Waiver of Monthly Deduction Agreement is attached to this policy;
(c) a monthly charge of $0.10 per $1,000 of Specified Amount for Term Insurance for the first 12 months following the effective date of this agreement; and
(d) a monthly charge of $0.10 for each $1,000 of increase in the Specified Amount for Term Insurance for the first 12 months following the effective date of such increase.

Cost of Insurance--The Cost of Insurance for the Term Insurance under this agreement is determined on a monthly basis. It is calculated as (a) multiplied by (b) where:

(a) is the Cost of Insurance Rate divided by $1,000 for Term Insurance applicable to this policy, and
(b) is the Specified Amount for Term Insurance under this agreement.

The Cost of Insurance Rate for the Term Insurance is based on the attained age, sex and rate class of the Insured. Cost of Insurance Rates will be determined by the Company based on expectations as to future mortality, investment, expense and persistency experience. However, these rates will not exceed those shown for this agreement in the Additional Policy Specifications.


Flexible Period- Supplemental
A001456R
Term Insurance Agreement (continued)

Cost of Insurance Rates will not be adjusted by the Company as a means of recovering prior losses nor as a means of distributing prior profits.

Computation of Values--All values and benefits in this agreement are equal to or greater than those required by the law of the jurisdiction in which this policy is delivered.

Incontestability--This agreement will be incontestable after it has been in force during the life of the Insured for two years from the effective date.

Any increase in the Specified Amount for Term Insurance will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the Insured for two years from its effective date.

This agreement will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of the Insured for two years from the effective date of the reinstatement.

Attained Age -- The attained age of the Insured under this agreement is the age nearest birthday of the Insured on the most recent policy anniversary.

Misstatement of Age or Sex -- If the age or sex of the Insured has been misstated, the Term Insurance benefit will be the amount which would have been provided by the most recent Cost of Insurance charge at the correct age and sex.

Right to Convert Term Insurance--The term insurance under this agreement may be converted to a life or endowment policy without evidence of insurability at any time while such insurance is in force before the earlier of (i) the policy anniversary nearest to the Insured's 70th birthday, and (ii) the policy anniversary which is three years prior to the Termination Date for this agreement shown in the Additional Policy Specifications. The Owner must make a written request for the conversion. On or before the date of conversion, the Owner must pay the first premium for the new policy.

The new policy will be:

(a) on a plan which insures only the life of the Insured;
(b) in the same rate class and subject to the same limitations of risk as the term insurance under this agreement;
(c) issued at the age of the Insured on the birthday which is nearest to the date of the conversion;
(d) on the policy form and at the premium rates in use by the Company on the date of the conversion; and
(e) subject to the Company's rules as to minimum amount, plan of insurance and age at issue which are in effect on the date of the conversion.

The inclusion of any supplemental agreements in the new policy will be subject to the consent of the Company and must comply with the rules of the Company.

Termination of Agreement--This agreement will terminate upon :

(a) the Termination Date for this agreement shown in the Additional Policy Specifications;
(b) lapse of this policy;
(c) surrender of this policy;
(d) conversion of the term insurance under this agreement; or
(e) the Monthly Anniversary which coincides with or next follows (i) receipt by the Company of a written request by the Owner to terminate this agreement, and (ii) return of this policy for appropriate endorsement.

Effective Date--The effective date of this agreement is the same as the Date of Issue of this policy unless another effective date is shown below.

/s/ Robert E. Chappell
    ----------------------------
    Robert E. Chappell
    Chairman and
    Chief Executive Officer